SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Organization

Sawaya Segalas Securities, LLC (the "Company"), a wholly owned subsidiary of Sawaya Segalas, & Co., LLC (the "Parent"), was incorporated on June 6, 2006 and commenced operations on December 1, 2008. The Company became a broker-dealer on July 2, 2009 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and capital raising services, principally related to recapitalization, refinancing, sales, merger, consolidation or other business combination and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

No Provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes with required an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provided guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013, and 2012. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 3 - Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $244,759, which exceeded its requirement by $134,080. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 6.78 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i).

Note 5 - Commitments and Contingent Liabilities

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

Note 6 - Related Party Transactions

For the year ended December 31, 2015, the Company shared office space with its sole member, the Parent. In accordance with the expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts may be recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The total allocated expenses were $5,038,055 for the year ended December 31, 2015.

The Agreement includes a provision for a management fee to the Parent. For the year ending December 31, 2015, the management fee expense amounted to $5,077,290. As of December 31, 2015, the total amount due to the Parent for the allocated expenses and management fee was $1,633,543.

Note 7 - Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The company has issued no guarantees at December 31, 2015 or during the year then ended.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2015 and there were no material subsequent events requiring disclosure.